[VITAL PRODUCTS LETTERHEAD]

October 27, 2008

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC  20549

Attn:  	Mr. Marc Thomas

Re:	Vital Products, Inc.
Form 8-K Filed October 1, 2008
	File Number: 333-127915

Dear Mr. Thomas:

I am the Chief Executive Officer of Vital Products, Inc. (the "Company"). In response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated October 17, 2008, the Company acknowledges that:

- The Company is responsible for both the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		Regards,


		/s/ Michael Levine
		-------------------------------
		Michael Levine
		Chief Executive Officer and
		President, Vital Products, Inc.


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